[Letterhead of Akin Gump Strauss Hauer & Feld LLP]

July 1, 2008

VIA E-MAIL AND EDGAR

Re:	Marathon Acquisition Corp. and GSL Holdings, Inc. Joint Proxy Statement on Schedule 14A/Registration Statement on Form F-4 (the “Registration Statement”) File No. 333-150309

Max A. Webb

Daniel Duchovny

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Messrs. Webb and Duchovny:

On behalf of Marathon Acquisition Corp., a Delaware corporation (“Marathon”), GSL Holdings, Inc., a Marshall Islands corporation (“GSL Holdings”), Global Ship Lease, Inc., a Marshall Islands corporation (“Global Ship Lease” and, collectively with Marathon and GSL Holdings, the “company”) and Michael Gross, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) this supplemental correspondence in response to the June 30 telephone conversation between yourselves and Bruce Mendelsohn of this firm and Edward J. Chung of Simpson Thacher & Bartlett LLP. In that telephone conversation, you asked us to supplementally explain why the 10b5-1 plan entered into by Mr. Gross, Marathon’s Chairman and Chief Executive Officer, (the “Plan”) is not a “tender offer.” Terms capitalized but not defined herein have the meaning assigned to them in the Registration Statement.

Summary

As explained in further detail below, the Plan is not a tender offer because it fails to meet the eight factor test set forth in Wellman v. Dickinson, and particularly fails to meet the two most important factors of premium paid and coercion. In particular, the Plan does not offer selling stockholders a premium for their shares of Marathon common stock, since the Plan is intended to comply with Rule 10b-18 promulgated under the Exchange Act (“Rule 10b-18”), which does not permit the payment of a premium. In this regard, all purchases are required to be made at prevailing market prices. In addition, in actual fact, all purchases made to date under the Plan have been at a price below the trust value per share that a Marathon stockholder is entitled to receive upon conversion or liquidation. The Plan does not create pressure on stockholders to sell and is not designed to be, and is not, in any way coercive in manner. Marathon stockholders are legally entitled to receive the trust value per share whether or not the Merger is approved, as disclosed in detail in Marathon’s initial public offering prospectus and the Registration

Statement. Therefore, there is no pressure on Marathon stockholders to sell their stock to the Plan. Instead of being a tender offer, the Plan is a personal commitment by Mr. Gross to provide additional liquidity to Marathon’s stockholders, similar to the virtually identical limit order purchase plans adopted by many blank check companies.

The Plan is Not a Tender Offer

The company notes that “tender offer” is neither defined by statute nor SEC regulation, but that the presence of a “tender offer” is at times determined, under applicable case law, by the application of an eight factor test to both issuer and third party purchase programs. Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)), such eight factors being: (i) active and widespread solicitation of public stockholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities.

The company further notes that the above-referenced eight factor test was supplemented in Hanson Trust. In Hanson Trust, the court held that “since the purpose of § 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of § 14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of [the Securities Exchange Act] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer. Marathon has disclosed all material information relevant to the company and the transaction in its SEC filings.

The company believes that any purchases of Marathon’s common stock conducted by Mr. Gross pursuant to the Plan do not constitute a “tender offer” since any such purchases are intended to be open market purchases made at prevailing market prices. As a result, the Plan does not come close to creating the type of high-pressure, coercive atmosphere in which stockholders feel compelled to tender and which the tender offers rules are designed to protect against. Specifically, we would like to restate and expand on the company’s analysis of the Plan’s features with respect to each of the eight factors outlined in Wellman as set forth in the company’s June 23, 2008 response letter to the Staff, while at the same time noting that courts applying the Wellman test apply a flexible analysis and make clear that the presence of a tender offer depends on the totality of the factors considered together, and not merely the presence of one or more factors.

1. Active and widespread solicitation of public stockholders for the shares of an issuer. As you pointed out, Marathon publicly disclosed the Plan’s existence. This disclosure was made in order to provide stockholders with full disclosure of material information relating to a limit order being placed by Marathon’s Chairman and CEO in accordance with the securities laws, not to create any sort of pressure on stockholders to tender. This is in full accordance with SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), where the court found no active and widespread solicitation where the public announcements relating to the purchase program were mandated by SEC or exchange rules. In implementing the Plan, Mr. Gross was demonstrating additional personal commitment to the company and the merger. Mr. Gross’ placing of a limit order in accordance with the Plan is not an active or widespread solicitation of public stockholders for the company’s stock. He has no intention to take any other action that would be an active or widespread solicitation of public stockholders in connection with his limit order.

2. Solicitation made for a substantial percentage of the issuer’s stock. Mr. Gross’ purchases under the Plan could, at the most, result in him acquiring approximately 4% of Marathon’s outstanding common stock. This is significantly less than the “substantial percentage” needed to result in a tender offer; see, for example, Kaufman and Broad, Inc. v. Belzberg 522 F.Supp 35 (SDNY 1981), finding that acquisitions of 10% of a company’s outstanding stock did not constitute a tender offer. During our June 30, 2008 conversation, the Staff suggested that perhaps the 4% of Marathon’s outstanding common stock that could be purchased by the Plan should be analyzed in light of Marathon’s 20% conversion threshold. Although we do not believe this is a proper analysis under the tender offer rules, even under this analysis, if the Plan were to purchase the maximum of 2 million shares of Marathon’s outstanding common stock, there would still be approximately 38 million shares outstanding subject to conversion (or approximately 95% of the total number of shares that were issued in Marathon’s initial public offering).

3. Offer to purchase made at a premium over the prevailing market price. As explained in greater detail below, purchases under the Plan are intended to be made pursuant to Rule 10b-18 and, accordingly, no purchases have been made at a premium over the prevailing market price. Indeed, as explained below, all purchases have been made below Marathon’s most recent disclosed trust value per share, and on an economic basis no premium has been paid for shares purchased under the Plan.

4. Terms of the offer are firm rather than negotiable. The terms of Mr. Gross’ obligation under the Plan are not firm; although Mr. Gross has placed a limit order to purchase the shares at prices not to exceed $8.00 per share, all such purchases have been, made at lower prices and purchases can be made at any time commencing one day after filing of Amendment No. 1 (June 4, 2008) and ending on the business day immediately preceding the record date for the meeting of Marathon stockholders to vote on the Merger, which is July 7, 2008. As of June 30, 2008, the average price per share paid by for purchases under the Plan was $7.85 per share.

5. Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. Purchases under the Plan are not contingent on the sale of a fixed number of shares.

6. Offer open only a limited period of time. As indicated above, purchases under the Plan can be made at any time commencing one day after filing of Amendment No. 1 to the Registration Statement (June 4, 2008) and ending on the business day immediately preceding the record date for the meeting of Marathon stockholders to vote on the Merger, which is July 7, 2008, more than one month after purchases began under the Plan.

7. Offeree subjected to pressure to sell its stock. Since the purchases under the Plan are expected to last over a month, there is no pressure on stockholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against or to make “take it or leave it” decisions regarding their Marathon common stock. In addition, as described below, the conversion feature of Marathon’s common stock protect stockholders from being pressured or coerced into selling their shares if they are opposed to the Merger.

8. Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. There has been no rapid accumulation of a large amount of Marathon’s common stock. On the contrary, on May 22, 2008 and June 3, 2008, the company announced Mr. Gross’ intention to enter into a purchase plan in accordance with the guidelines of Rule 10b5-1 and Rule 10b-18 of the Exchange Act to purchase up to 2 million shares. These public announcements did not precede or accompany a rapid accumulation of a large amount of Marathon’s common stock. Mr. Gross has not purchased any shares of Marathon common stock outside of the Plan.

The Plan Does Not Offer Sellers a Premium and the Plan is Not Coercive

In our June 30, 2008 conversation, we understood a concern of the Staff to be the possibility that the Plan would result in Mr. Gross, through the Plan, somehow paying a premium to selling stockholders—factor three of the Wellman test. As discussed below, the Plan cannot result in any such premium being paid.

From a legal perspective, it is intended that purchases under the Plan will comply with Rule 10b-18 and, accordingly, any purchases that are not permitted by Rule 10b-18 will not be made pursuant to the Plan. Rule 10b-18(b)(3) provides that, if a security is traded on a national exchange (such as the American Stock Exchange, where Marathon’s common stock is traded), the price at which an affiliate of the issuer (which includes Mr. Gross) may purchase securities through a broker must not exceed the higher of the current independent bid quotation or the last independent sale price of the security at the time a purchase under the Plan is effected. As a result, in accordance with the terms of the Plan there is simply no way that Mr. Gross could, through the Plan, make an offer to purchase at a price greater than the prevailing market price.

From an economic perspective, we note that, as of June 30, 2008, (1) the average price per share paid by Mr. Gross for purchases under the Plan was $7.85 per share, (2) the highest daily average price paid under the Plan was $7.86 per share and (3) the highest price paid under the Plan for any single share of Marathon common stock was $7.87 per share. On the other hand, as set forth in the Registration Statement, based on the funds in the Marathon trust account as of March 31, 2008, stockholders exercising conversion rights in connection with the Merger (as elaborated on below) will be entitled to $7.90 per share in cash. As a result, when viewed against the backdrop of Marathon’s trust structure and the built-in conversion feature associated with this structure, the fact that the average price of Mr. Gross’ purchases under the Plan, as well as the highest daily average price paid under the Plan and the highest price paid under the Plan for any single share of Marathon common stock were all below the $7.90 trust conversion price (which will increase due to accumulated interest) available to any Marathon stockholder is the clearest possible economic indicia of the Plan’s lack of premium paid.

Any concern that holders of Marathon common stock might feel coerced to sell to the Plan is completely assuaged by Marathon’s conversion feature. As set forth in great detail in the prospectus for Marathon’s initial public offering as well as the Registration Statement, Marathon stockholders may elect to convert their shares of Marathon common stock and receive cash in respect of their Marathon shares based on the per share trust amount ($7.90 as of March 31, 2008, as explained above, and which will increase due to accumulated interest) regardless of whether the Merger is approved. If the Merger is approved, all a Marathon stockholder must do to receive the per share trust amount is to vote against the Merger and to exercise simple conversion rights set forth on the proxy card, and the Marathon stockholders will soon receive the per share trust amount. If the Merger is not approved, all Marathon stockholders will receive the per share trust amount after August 29, 2008, as set forth in the prospectus for Marathon’s initial public offering as well as the Registration Statement.

The Plan does not seek to pay Marathon stockholders a premium or to coerce Marathon stockholders to sell to the Plan. The plan creates disclosable liquidity for Marathon stockholders while at all times ensuring compliance with applicable law and regulation, and Mr. Gross’ willingness to support the Plan with his own personal funds demonstrates to the market his further personal financial commitment to the company and the Merger. Further, though irrelevant to the tender offer analysis, the purchases of Marathon common stock made by the Plan cannot possibly be intended to have a dispositive outcome on the vote by Marathon stockholders on the Merger, since the Plan could at most result in Mr. Gross acquiring beneficial ownership of an additional 4% of Marathon’s outstanding shares of common stock, which represents less than 1/20th of Marathon’s outstanding common stock. In addition, the prospectus for Marathon’s initial public offering disclosed that Marathon’s initial stockholders (including Mr. Gross) would vote any shares of Marathon common stock acquired after Marathon’s initial public offering in favor of a business combination, which would make such a business combination more likely to be approved.

10b5-1 Plans Such as the Plan Are Commonly Used by Blank Check Companies and Have Not be Found by the Staff to Constitute Tender Offers

Limit order purchase plans conducted in accordance with Rule 10b5-1, such as the Plan, have been adopted by affiliates of numerous blank check companies (“BCCs”) such as Marathon in virtually identical circumstances to the Plan. Though these plans have more often been announced at the completion of the BCC’s initial public offering (rather than at the announcement of a proposed BCC acquisition, such as in the case of the Plan), the operation of these other plans is generally virtually identical to the Plan, in that they generally provide for affiliates of the BCC entering into limit order purchase plans which are intended to comply with Rule 10b5-1 and, pursuant to which such individuals, or entities such individuals control, will enter into limit order purchase plans at various dates tied linked to the BCC’s stockholder vote on a business combination. We understand that these plans have been put in place to benefit investors by creating liquidity, and not to pressure stockholders to sell. There have been at least at least ten BCCs with effective registration statements that have announced 10b5-1 plans substantially similar to the Plan in connection with their initial public offerings (and there are a number of pending registration statements with such plans). A review of EDGAR shows that in the course of the Staff’s review of the initial public offering documents of China Opportunity Acquisition Corp., MBF Healthcare Acquisition Corp., Renaissance Acquisition Corp. and Stoneleigh Partners Acquisition Corp., the Staff provided comments on the proposed 10b5-1 plan of the issuer’s affiliates. In all of these instances, the relevant 10b5-1 plan remained in place at the completion of the initial public offering, suggesting that the Staff did not feel that those 10b5-1 plans constituted “tender offers.” In addition, we would note that over a dozen law firms have been directly involved in these public offerings which contained the 10b5-1 plans, and a position by the Staff that such plans constitute “tender offers” would be of great surprise to the securities bar.

We note that today Mr. Gross has filed his Schedule 13G and Schedule 13D. Other than in connection with the Plan, Mr. Gross has not purchased any shares of Marathon common stock since Marathon’s initial public offering. Further, we note that Mr. Gross’ beneficial ownership of Marathon common stock has been reported in full on his beneficial ownership statements on Forms 3 and 4, as well as in Marathon’s initial public offering prospectus and Annual Report on Form 10-K and in the Registration Statement.

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Please do not hesitate to call Bruce Mendelsohn of this firm at (212) 872-8117 or Edward J. Chung of Simpson Thacher & Bartlett LLP at (212) 455-3023 with any questions or further comments you may have regarding this correspondence.

Very truly yours,

Akin Gump Strauss Hauer & Feld LLP

cc:	Simpson Thacher & Bartlett LLP
Edward J. Chung